Exhibit 4.9

Geothermal Lease Agreement

This Geothermal Lease Agreement (“Agreement”) is made and entered into by and between Nevada Land and Resource Company, LLC, a limited liability company organized under the laws of Delaware (“NLRC”), and Noramex Corporation, a Nevada Corporation (“Lessee”).

Recitals

A.

NLRC owns certain real property situated in Humboldt County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (the "Property").

B.

NLRC desires to lease to Lessee certain rights in and to the Property and Lessee desires to lease such rights from NLRC upon the terms and conditions of this Agreement.

Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.

Definitions. The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1

“Effective Date” means March 31, 2003.

1.2

“Geothermal Resources” means the natural heat of the earth and the energy associated with that natural heat (including hot water and steam), pressure and all dissolved or entrained minerals that may be obtained from the medium used to transfer that heat, but excluding hydrocarbons and helium.

1.3

“Governmental Regulations” means all laws, orders, ordinances, regulations and statutes of federal, state and local governmental agencies, authorities, courts and offices.

1.4

“Interest Rate” means twelve percent (12%) per annum.

1.5

“Lease Year” means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

1.6

“Lessee” means Noramex Corporation, a Nevada corporation, and its successors and assigns.

1.7

“NLRC” means Nevada Land and Resource Company, LLC, a limited liability company organized under the laws of Delaware, and its successors and assigns.

1.8

“Option” means the Option granted by NLRC to Lessee to purchase the Surface of the Property.

1.9

“Property” means the real property described in Exhibit A attached to and by this reference incorporated in this Agreement consisting of 2,558.80 acres.

1.10

“Purchase Price” means the purchase price for the Surface of the Property payable by Lessee if Lessee exercises the Option.

1.11

“Rental Payments” means the rental payments payable by Lessee in accordance with Section 4.1.

1.12

“Royalty” means the production royalty payable by Lessee to NLRC in accordance with Section 4.2.

1.13

“Surface of the Property” or “Surface” means the title to the surface and surface estate of the Property, excluding the Geothermal Resources, mineral estate and all minerals.

2.

Grant of Exploration Privilege and Lease. NLRC grants to Lessee the rights and privileges described in this Section.

2.1

Grant of Exploration Privilege. NLRC grants Lessee the right and privilege to enter on the Property for the purpose of exploration and prospecting for Geothermal Resources, including reasonable rights of ingress and egress for personnel, machinery, equipment, supplies and products and the right to use so much of the surface and water located on the Property as may be reasonably needed for such purposes. NLRC's grant to Lessee is exclusive in respect of the Geothermal Resources.

2.2

Lease. Subject to the qualifications and reservations in this Agreement, NLRC leases the Property to Lessee for the purposes of development, production, processing, removal, sale and use of Geothermal Resources. NLRC's lease to Lessee is exclusive in respect of the Geothermal Resources.

2.3

Uses. Lessee is granted the nonexclusive right to use the Property including, but without being limited to, the right to place and use excavations, ditches and drains, weIIs, pumps, pipes, pipe lines, sumps, brine pits, reservoirs, tanks, waterworks, pumping stations, electric power generating plants, transmission lines, industrial facilities and to construct, erect, maintain, use and, at its election, remove all of the foregoing, and all other improvements, property and fixtures for exploration for, development, production, processing, removal, sale, shipment or use of Geothermal Resources. Lessee shall have the right to re-inject into the Property Geothermal Resources and condensates to the extent that such Geothermal Resources and condensates are not utilized, but their re-injection is necessary for Lessee's operations under this Agreement and the recovery or processing of Geothermal Resources. All of the activities described in this Section shall be conducted for the primary purpose of the generation of electrical power through the use of Geothermal Resources.

2.4

Water Rights. Lessee shall not drill or operate any water well or take water in such a way as to injure NLRC's water wells, ponds, or reservoirs or to interfere with or restrict the supply of water to NLRC or its tenants for any use, including agricultural, domestic, livestock or mining. Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Lessee shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Lessee in its operations on the Property. If Lessee acquires or files any application for appropriation or any permit, it shall cause each such application and permit to be taken jointly in the names of NLRC and Lessee. If Lessee elects to permanently abandon any well drilled by Lessee on the Property, NLRC shall have the option of requiring in writing that Lessee assign, convey and transfer such well to NLRC, and at that time NLRC shall pay Lessee for the salvage value of the material and equipment in and on the well proposed to be abandoned. If NLRC so elects, Lessee agrees to plug such well at the bottom of the surface casing according to the requirements of all applicable Governmental Regulations in order to prevent contamination of freshwater bearing formations. If Lessee drills a water-bearing well which does not contain Geothermal Resources, NLRC shall have the option of requiring in writing that Lessee assign, convey and transfer such well to NLRC, and at that time NLRC shall pay Lessee for the salvage value of the material and equipment in and on the well. On termination of this Agreement, Lessee shall assign and convey to NLRC all permits and water rights appurtenant to the Property which are acquired by Lessee during the term of this Agreement.

2.5

 NLRC's Reservation of Interests and Rights. NLRC reserves the right to occupy, possess and use the Property for any purpose, including the exploration for, development of and mining of any materials, metals, minerals and mineral materials which are not Geothermal Resources, and NLRC reserves the right to convey, lease, license or otherwise deal with or transfer all or any part of the Property.

2.6

 Livestock. Lessee acknowledges that NLRC or a Lessee or licensee of NLRC may graze livestock on the Property and agrees that NLRC shall have no liability or responsibility for, and Lessee shall defend, indemnify NLRC against, any actions, claims, costs (including court costs and attorney's fees), damages, liabilities or losses arising from or relating to the activities of livestock on the Property or the injury to or death of any livestock on the Property arising from or relating to Lessee's activities on the Property.

3.

 Term. The initial term of this Agreement shall commence on the Effective Date and shall expire ten (10) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended. NLRC grants to Lessee and Lessee shall have the option and right to extend the term of this Agreement for ten (10) additional extension terms of one (1) year each on the express condition that Lessee is conducting exploration, development or production activities on the Property at the expiration of the term immediately preceding the proposed extension term. If Lessee elects to extend the term of this Agreement, Lessee shall notify NLRC not less than thirty (30) days before expiration of the term immediately preceding the proposed extension term.

4.

Payments. Lessee shall make the following payments to NLRC:

4.1

Annual Rental Payments. Lessee shall pay to NLRC the rental payments described below which shall not be credited against the Royalty.

4.1.1

Initial Payment. On NLRC's execution of this Agreement, Lessee shall pay to NLRC the sum of FIVE THOUSAND ONE HUNDRED SEVENTEEN DOLLARS AND 60/100 ($5,117.60) representing Two Dollars ($2.00) per acre for each acre which comprises the Property.

4.1.2

 Lease Years Two through Six and Subsequent Lease Years. Lessee shall pay rental payments to NLRC for each Lease Year, in advance, beginning on the first anniversary of the Effective Date and continuing on each subsequent anniversary of the Effective Date. The rental payments per acre comprising the Property on the pertinent dates shall be as follows:

First anniversary of Effective Date

$2.00 per acre

Second anniversary of Effective Date

$2.00 per acre

Third anniversary of Effective Date

$2.00 per acre

Fourth anniversary of Effective Date

$6.00 per acre

Fifth anniversary of Effective Date

$6.00 per acre

If the term of this Agreement is extended beyond the sixth anniversary of the Effective Date, Lessee shall pay to NLRC the sum of Six Dollars ($6.00) per acre for each acre which comprises the Property beginning on the sixth and each subsequent anniversary of the Effective Date, which rental payments shall be increased by three percent (3%) for each Lease Year beginning on the seventh anniversary of the Effective Date.

4.2

 Production Royalty. The amount of the Royalty shall be determined at the end of each month after the Effective Date. The Royalty shall be determined monthly on the basis such that payments will be determined as of and paid within thirty (30) days after the last day of each month during which Lessee produces any Geothermal Resources. The Royalty rates shall be determined as follows:

4.2.1

Production of Electrical Energy. The Royalty rate for the use of Geothermal Resources to produce electrical energy shall be three and one-half percent (3.5%) of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing Geothermal Resources from the Property or lands pooled or unitized with the Property, including revenues for bonuses, capacity or any other purpose arising from or relating to Lessee's production of Geothermal Resources or the generation of electrical energy on the Property or lands pooled or unitized with the Property.

4.2.2

 Non-electric Commercial Production. The Royalty rate for any Geothermal Resources or associated energy consumed, processed, produced, sold, shipped or utilized for non-electric commercial purposes shall be ten percent (10%) of the gross proceeds from the sale or use of such Geothermal Resources. This Section shall not apply to Geothermal Resources which are waste Geothermal Resources used in good faith by Lessee primarily for the production of electrical energy and for which the Royalty is paid in accordance with Section 4.2.1.

4.2.3

 By-products and Non-electricity Products. The Royalty rate for the value of any Geothermal Resources produced on the Property or lands pooled or unitized with the Property and utilized by Lessee for the production of a product other than electricity shall be ten percent (10%) of the gross proceeds from the sale or use of such Geothermal Resources. This Section shall not apply to Geothermal Resources which are waste Geothermal Resources used in good faith by Lessee primarily for the production of electrical energy and for which the Royalty is paid in accordance with Section 4.2.1.

4.2.4

 Option to Purchase Royalty. NLRC grants to Lessee the right to purchase the Royalty for the purchase price of One Million Dollars ($1,000,000.00) United States currency. Lessee may exercise the option to purchase the Royalty at any time not later than six (6) months following Lessee's commencement of use of Geothermal Resources from the Property for commercial purposes, including the production of electrical energy, non-electric commercial purposes and by-products derived from the production of Geothermal Resources. Lessee shall deliver written notice of its election to exercise the option. On Lessee's exercise of the option, the parties shall make a diligent effort to close Lessee's purchase of the Royalty within thirty (30) days following Lessee's delivery of its notice. On closing of the Option, NLRC shall execute and deliver a conveyance of the Royalty in form acceptable for recording and Lessee shall pay the purchase price for the Royalty to NLRC by cashier's check or wire transfer to an account designated by NLRC. Lessee shall pay all of the costs of closing, including the costs of escrow, recording and real property transfer taxes. On closing of Lessee's purchase of the Royalty, Lessee shall have no obligation to pay the Royalty for any Geothermal Resources produced before or after the closing, however, Lessee shall remain obligated to pay the Royalty for all Geothermal Resources produced before the closing.

4.3

 Method of Payment. Except for the payment due on the Effective Date, all Rental Payments and Royalty payments made by Lessee to NLRC shall be paid by check delivered to NLRC at its address for notice purposes. When Lessee pays the Royalty, Lessee shall deliver to NLRC a statement showing the amount of production of Geothermal Resources and the calculation of Royalty due, if any. Lessee shall submit to NLRC data reasonably necessary to enable NLRC to verify the determination.

4.4

 Audit. NLRC or its authorized agents shall have a right to audit and inspect Lessee's accounts and records used in calculating the Royalty payments, which right may be exercised as to each payment at any reasonable time during a period of three (3) years from the date on which the payment was made by Lessee.

4.5

 Late Charge and Interest. Lessee acknowledges that late payment by Lessee to NLRC of Rental Payments, Royalty or other sums due from Lessee will cause NLRC to incur costs not contemplated by this Agreement, the exact amount of which will be extremely difficult to ascertain. Accordingly, if any Rental Payment, Royalty or any other amount due payable by Lessee is not received by NLRC within ten (10) days after such amount is due, then Lessee shall pay to NLRC a late charge equal to ten percent (10%) of such overdue amount. The parties agree that such late charge represents a fair and reasonable estimate of the costs NLRC will incur by reason of late payment by Lessee. NLRC's acceptance of such late charge shall not constitute a waiver of Lessee's default with respect to such overdue amount, nor prevent NLRC from exercising any of NLRC's other rights and remedies granted under this Agreement. If any Rental Payment, Royalty or other amount payable by Lessee remains delinquent for a period in excess of thirty (30) days, Lessee shall pay to NLRC, in addition to the late payment, interest from and after the due date at the Interest Rate. Lessee's payment of such interest shall not excuse or cure any default by Lessee.

4.6

Compensation for Damage. Lessee shall fully compensate NLRC for all damage, injury and loss to or diminution in value any of NLRC's improvements or personal property on the Property, arising from or relating to Lessee's occupation, possession and use of the Property. NLRC shall promptly notify Lessee of any damage, injury, loss or diminution in value. The amount of compensation payable by Lessee to NLRC shall be determined by agreement between the parties. Failing such agreement, within one (1) month after NLRC's delivery of notice to Lessee, the issue of the amount of compensation payable by Lessee to NLRC shall be referred to a qualified appraiser selected by both parties. If the parties are unable to agree upon a single appraiser, each party shall select one (1) appraiser and the two appraisers so selected shall select a third appraiser. The appraised amount of the damage, injury, loss or diminution in value shall be the average of the appraised amounts determined by the three appraisers. Lessee shall pay to NLRC the compensation payable under this Section within thirty (30) days after the parties' agreement or completion of the appraisal which establishes the amount of such compensation.

5.

Surface Purchase Option.

5.1

Option. NLRC grants to Lessee the right to purchase the Surface of the Property, subject only to the Royalty reserved by NLRC. Lessee shall have the right to exercise the Option at any time on or before the fifth anniversary of the Effective Date. If Lessee does not timely and properly exercise the Option on or before the fifth anniversary of the Effective Date, Lessee shall be deemed to have irrevocably released and waived the Option. The Purchase Price for the Surface of the Property shall be ONE HUNDRED DOLLARS AND 00/100($100.00) per acre. Beginning on and including the sixth (6th) anniversary of the Effective Date the Purchase Price shall be increased by three percent (3%) annually.

5.2

Notice of Election. If Lessee elects to exercise the Option, Lessee shall deliver written notice to NLRC. On NLRC's receipt of Lessee's notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Surface of the Property, as applicable, within thirty (30) days after NLRC's delivery of the notice.

5.3

Real Property Transfer Taxes. Lessee shall pay the real property transfer taxes, if any, the cost of escrow and all recording costs incurred in closing of the Option.

5.4

 Proration of Taxes. Payment of any and all state and local real property and personal property taxes levied on the Surface of the Property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month.

5.5

Payment on Closing. On closing of the Option, Lessee shall pay to NLRC, in cash or by wire transfer to an account designated by NLRC, the balance of the Purchase Price.

5.6

Conveyance on Closing. If Lessee exercises the Option, NLRC shall execute and deliver a conveyance of the Surface of the Property which contains a reservation of the Geothermal Resources, mineral estate, all minerals and the Royalty. The conveyance and reservation of the Royalty shall incorporate the terms and conditions of this Agreement which survive termination of this Agreement on exercise of the Option, including the Royalty. NLRC and Lessee shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Surface of the Property.

5.7

Effect of Closing. On closing of the Option, Lessee shall acquire and own the Surface of the Property, subject to the Royalty reserved by NLRC. NLRC shall continue to own the Geothermal Resources, mineral estate and all of the minerals on, in and under the Property.

6.

Compliance With The Law. Lessee shall, at Lessee's sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Properly by Lessee, including but not limited to all exploration and development work performed by Lessee during the term of this Agreement. Lessee shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Lessee shall defend, indemnify and hold harmless NLRC from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to Lessee's failure to comply with any applicable Governmental Regulations. NLRC agrees to cooperate with Lessee in Lessee's application for governmental licenses, permits and approvals, the costs of which shall be borne by Lessee.

6.

Work Obligations.

7.1

Exploration and Development Program and Security. Before Lessee commences exploration, development or mining activities on the Property, Lessee shall submit to NLRC for its review copies of Lessee's exploration and development plans and copies of all submittals to all Federal, State and other agencies. Before Lessee commences production of Geothermal Resources on the Property, Lessee, at its sole cost, shall obtain and deliver to NLRC security for the performance of Lessee’s reclamation obligations under this Agreement and under all applicable Governmental Regulations. Lessee shall cause NLRC to be named as an additional obligee of any security, whether a bond, certificate of deposit, letter of credit, state bond pooling security or surety. As a condition to Lessee’s right to commence development activity on the Property, NLRC shall have the right to review and approve Lessee’s proposed security. Lessee shall deliver to NLRC copies of Lessee’s application for security together with all other documents filed or submitted by Lessee as a part of or with Lessee’s application for security.

7.2

Work Commitment. Lessee shall expend for exploration and development work on the Property the following sums:

Lease Year	Work Commitment Amount
First Lease Year	$10,000.00
Second Lease Year	$20,000.00
Third Lease Year	$50,000.00
Fourth Lease Year	$50,000.00
Fifth and each subsequent Lease Year until commercial production of Geothermal Resources on the Property resources on the Property	$100,000.00

Qualified work commitment expenditures include all costs and expenses incurred by Lessee directly for the exploration for or the development of geothermal resources on the Property, including exploration drilling, development drilling, maintenance drilling and construction of production, processing and related facilities. If during any Lease Year Lessee does not fulfill the work commitment expenditure obligation, Lessee shall pay to NLRC the sum equal to the difference between the work commitment expenditure obligation and Lessee's actual expenditures for the Lease Year. Lessee shall make such payment within thirty (30) days after the end of the Lease Year during which Lessee has not completed the work commitment expenditure. All qualified work commitment expenditures incurred by Lessee in excess of the work commitment expenditures to be performed or incurred during any Lease Year shall be credited in Lessee's favor against Lessee's work commitment expenditure obligations for any subsequent Lease Year.

8.

Geothermal Development and Production Practices; Information.

8.1

Geothermal Practices. Lessee shall work the Property according to the highest standards and practices of the geothermal industry in the State of Nevada utilizing the best technology available to the geothermal industry in Nevada.

8.2

Inspection of Data. During the term of this Agreement, NLRC shall have the right to examine and make copies of all data regarding the Property in Lessee's possession during reasonable business hours and upon prior notice, provided, however, that the rights of NLRC to examine such data shall be exercised in a manner such that inspection does not interfere with the operations of Lessee.

8.3

Reports. Lessee shall deliver to NLRC, on or before the sixtieth (60th) day after the end of each calendar year, a comprehensive report of all exploration or development work conducted by Lessee on the Property for the previous year. On or before thirty (30) days after the end of each calendar quarter during the term of this Agreement, Lessee shall provide to NLRC a statement of operations in a form approved by NLRC. The statement of operations shall report Lessee's activities on the Property, including the consumption, development, extraction, processing, production, sale, shipment or utilization of Geothermal Resources.

8.4

Measurements; Analysis. Lessee shall gauge, measure and meter Geothermal Resources in accordance with geothermal industry practices, and shall keep accurate records as a basis for computing the Royalty payments. These records, including all records of the consumption, development, extraction, processing, production, sale, shipment or utilization of Geothermal Resources and the revenues from the sale of electrical energy generated from Geothermal Resources from the Property or lands pooled or unitized with the Property, products produced utilizing the Geothermal Resources from the Property or lands pooled or unitized with the Property and by-products of the Geothermal Resources from the Property or lands pooled or unitized with the Property, shall be available for inspection and copying by NLRC at all reasonable times subject to the provisions of this Agreement regarding accounts, records and payments. Lessee shall make and maintain copies of such records available for NLRC's examination, inspection and copying at a location in the State of Nevada.

8.5

Production Records. Lessee shall keep accurate records of the consumption, development, processing, production, sale, shipment or utilization of Geothermal Resources from the Property, and these records shall be available for inspection and copying by NLRC at all reasonable times. Lessee shall make and maintain copies of such records available for NLRC's examination, inspection and copying at a location in the State of Nevada.

8.6

NLRC's Data and Information. On execution of this Agreement and on request by Lessee, NLRC shall make available for Lessee's inspection and copying NLRC's data and information concerning the Property. Lessee may exercise its right to inspect and copy NLRC's data and information during NLRC's regular business hours and on reasonable advance notice from Lessee to NLRC which shall be not less than five (5) business days.

9.

Pooling and Unitization. Lessee shall have the right to pool or unitize Geothermal Resources from the Property and from other properties, whether or not adjacent or contiguous, provided Lessee first obtains NLRC's consent, which shall not be withheld unreasonably. In determining the reasonableness of NLRC's withholding of consent, NLRC may consider the financial condition, litigation history, operating history, safety record and technical experience and expertise of the proposed assignee. Not less than sixty (60) days before commencement of commingling of Geothermal Resources from other properties, Lessee shall deliver to NLRC a detailed written description of Lessee's pooling or unitization plan in order that Lessee may confirm that the plan is in accordance with sound geothermal practices. Lessee shall keep detailed records showing gauging, measurements, metering and the production of Geothermal Resources. Lessee's pooling or unitization of the Property with other lands shall not discharge, diminish, release, replace, supercede or waive any of Lessee's obligations or NLRC's rights under this Agreement, except as expressly agreed to in a writing executed by NLRC in accordance with these same formalities as this Agreement is executed.

10.

Scope of Agreement.

This Agreement shall extend to and include only the Property described in this Agreement and in the exhibits which are part of this Agreement.

11.

Liens and Notices of Non-Responsibility. Lessee agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Lessee, and to pay, and defend, indemnify and hold harmless NLRC from and against, all indebtedness and liabilities incurred by or for Lessee which may or might become a lien, charge or encumbrance; except that Lessee need not discharge or release any such lien, charge or encumbrance so long as Lessee disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to NLRC. Subject to Lessee's right to post a bond in accordance with the foregoing, if Lessee does not within thirty (30) days following the imposition of any such lien, charge or encumbrance, cause the same to be released of record, NLRC shall have, in addition to NLRC's contractual and legal remedies, the right, but not the obligation, to cause the lien to be released by such manner as NLRC deems proper, including payment of the claim giving rise to such lien, charge or encumbrance. All sums paid by NLRC for and all expenses incurred by it in connection with such purpose, including court costs and attorney's fees, shall be payable by Lessee to NLRC on demand with interest at the Interest Rate.

12.

Taxes.

12.1

Real Property Taxes. NLRC shall pay any and all taxes assessed and due against the Property before execution of this Agreement. Lessee shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property or on or after closing of the Option, including any taxes and assessments which may be levied or assessed as a result of Lessee's occupation, possession or use of the Property, including the reassessment or recapture of real property taxes resulting from the change or loss of the Property's status or use for agricultural purposes. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between NLRC and Lessee, except that neither NLRC nor Lessee shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party. Lessee always shall have the right to contest, in the courts or otherwise, in its own name or in the name of NLRC, the validity or amount of any such taxes or assessments, if it deems the same unlawful, unjust, unequal or excessive, or to take such other steps or proceedings as it may deem necessary to secure a cancellation, reduction, re-adjustment or equalization of the taxes, provided that Lessee first pays the taxes.

12.2

Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party’s personal property, improvements or structures placed or used on the Property.

12.3

Income Taxes. NLRC shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to Lessee, based upon payments under this Agreement or based upon the production of Geothermal Resources. Each of NLRC and Lessee shall pay net proceeds of mines taxes assessed against such party's respective share of production of Geothermal Resources from the Property.

12.4

Delivery of Tax Notices. If NLRC receives tax bills or claims which are Lessee's responsibility, NLRC shall promptly forward them to Lessee for payment.

13.

Insurance and Indemnity.

13.1

Lessee's Liability Insurance. Lessee shall, at Lessee's sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least Two Million Dollars ($2,000,000) per occurrence for injuries to or death of person, One Million Dollars ($1,000,000) per occurrence for property damage, and with a contractual liability endorsement insuring Lessee's performance of Lessee's indemnity obligations of this Agreement.

13.2

Form and Certificates. The policy of insurance required to be carried by Lessee pursuant to this Section shall be with a company approved by NLRC and shall have a Best's Insurance Rating of at least A-IX. Such policy shall name NLRC as additional insured and contain a cross-Iiability and severability endorsement. Lessee's insurance policy shall also be primary insurance, without right of contribution from any policy carried by NLRC. A certificate of insurance and a copy of Lessee's insurance policy shall be provided to NLRC before any entry by Lessee or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to NLRC.

13.3

Waiver of Subrogation. Lessee and NLRC each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by NLRC or Lessee and in force at the time of such loss or damage.

13.4

Waiver and Indemnification. NLRC shall not be liable to Lessee and Lessee waives all claims against NLRC for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Lessee's business conducted on the Property. Lessee shall defend, indemnify and hold harmless NLRC and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by Lessee or Lessee's agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by Lessee in the performance of any obligation on the part of Lessee to be performed under the terms of this Agreement (all of the foregoing collectively referred to as the "General Indemnity Claims”. Lessee agrees to defend, indemnify and hold harmless NLRC from and against all General Indemnity Claims, with counsel reasonably acceptable to NLRC. The obligations of Lessee contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

14.

Environmental.

14.1

Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable Federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

14.2

Lessee Hazardous Material Activities. Lessee shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Lessee's use of the Property (collectively "Lessee Hazardous Materials Activities") to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Lessee Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Lessee’s employees, partners, agents, invitees, contractors and their subcontractors. Lessee shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. Lessee shall cause all Lessee Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. Lessee shall promptly notify NLRC of any actual or claimed violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities, and Lessee shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Lessee to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Lessee shall be solely responsible, at Lessee's expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All Lessee Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations. Lessee shall cause all Hazardous Materials present at the Property in connection with Lessee Hazardous Materials Activities to be safely and securely stored, using double containment. Lessee agrees that neither its use of the Property nor Lessee Hazardous Materials Activities shall result in contamination of the environment.

14.3

Spills of Hazardous Materials. Lessee shall promptly notify NLRC and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with Lessee Hazardous Materials Activities or Lessee's use of the Property, including but not limited to any resulting contamination of the environment (collectively "Lessee Contamination"). Lessee further shall promptly notify NLRC of any claims of which Lessee becomes aware regarding any actual or alleged Lessee Contamination. Lessee shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such Lessee Contamination, in full conformance to Applicable Environmental Laws (collectively the "Lessee Environmental Response Work"). All Lessee Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and Lessee shall diligently attempt to obtain written concurrence from such each such regulatory entity that all Lessee Environmental Response Work has been satisfactorily performed and completed. Lessee at its expense shall keep NLRC timely informed of Lessee's progress in responding to any Lessee Contamination, including but not limited to providing NLRC with copies, at Lessee's expense, of all reports, work plans, and communications with governmental regulatory entities.

14.4

Removal of Stored Hazardous Materials. Before the expiration or termination of this Agreement, and notwithstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, Lessee shall: (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with Lessee's use of the Property or in connection with Lessee Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities. As part of the closure and removal activities described in the preceding sentence, Lessee shall cause to be performed representative environmental sampling of areas of the Property where such handling, storing or treating of Hazardous Materials occurred, to confirm that no contamination of the environment has resulted from any Lessee Hazardous Materials Activities. Such sampling shall be performed by a qualified environmental consultant acceptable to NLRC, and such consultant shall promptly issue a written report which describes the consultant's data, findings, and conclusions, a copy of which shall be provided to NLRC at Lessee's expense. If any Lessee Contamination is discovered, Lessee shall immediately initiate Lessee Environmental Response Work as prescribed in this Agreement.

14.5

Notice of Violations. NLRC shall notify Lessee of potential violation of handling Hazardous Materials and if NLRC receives no response from Lessee within five (5) days, and NLRC, in its sole discretion, believes that Lessee Contamination has occurred or that Lessee Hazardous Materials Activities are not in compliance with Applicable Environmental Laws, then NLRC and its representatives, in addition to any other rights NLRC may have under this Agreement, may enter upon the Property, may inspect Lessee's operations, and may take environmental samples as NLRC deems necessary. If NLRC's inspection discloses Lessee contamination or non-compliance with Applicable Environmental Laws which was not previously known by NLRC, then without limiting any of NLRC's other right of remedies, NLRC shall be entitled to prompt reimbursement of its costs of inspection and testing upon presentation to Lessee of billing statements substantiating such costs.

14.6

Environmental Indemnity. Lessee shall promptly reimburse, indemnify, defend (with legal counsel acceptable to NLRC, whose consent shall not be withheld unreasonably) and hold harmless NLRC, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, Iosses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney's fees, consultant's fees and other expert's fees and costs), and damages, which arise from or relate to: (a) Lessee Hazardous Materials Activities; (b) Lessee Contamination; (c) any non-compliance with Applicable Environmental Laws in connection with Lessee's use of the Property; or (d) a breach of any obligation of Lessee under this Section.

14.7

Survival. The provisions of this Section are in addition to the other provisions of this Agreement and shall survive any termination or expiration of this Agreement.

15.

Relationship of the Parties.

15.1

No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any joint venture, partnership, mining partnership or other partnership relationship, or fiduciary relationship between them.

15.2

Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any money, property, interest of right offered to it outside the scope of this Agreement.

16.

Inspection. NLRC or NLRC's duly authorized representatives shall be permitted to enter on the Property and Lessee’s workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner as not to unreasonably hinder, delay or interfere with the operations of Lessee.

17.

Title Information and Data. Upon written request by Lessee, NLRC shall deliver to Lessee copies of any policy of title insurance or preliminary title report concerning NLRC's title to the Property.

18.

Title. NLRC disclaims any covenant, representation or warranty concerning NLRC's title to the Property, and Lessee acknowledges that it shall be responsible for examination and evaluation of title to the Property. If it is determined by final judicial judgment or order that NLRC does not hold record title to the Property, subject only to matters of record, Lessee's exclusive and sole remedy shall be termination of this Agreement. Lessee shall not recover from NLRC, and NLRC shall not be obligated to pay to Lessee, any claims, damages, liabilities, losses or other consideration arising from or relating to any deficiencies in NLRC's title.

19.

Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

19.1

Compliance with Laws. That it has complied with all applicable laws and regulations of any governmental body, Federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

19.2

No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

19.3

Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

20.

Termination by NLRC. In the event of any default or failure by Lessee to comply with any of the covenants, terms or conditions of this Agreement, NLRC shall be entitled to give Lessee written notice of the default which shall specify details of the default. If such default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be done within that time, or, if not, if Lessee has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, NLRC may terminate this Agreement by delivering notice to Lessee of NLRC's termination of this Agreement. In the case of Lessee's failure to pay the Rental Payments, NLRC shall be entitled to give Lessee written notice of the default, and if such default is not remedied within fifteen (15) days after the receipt of the notice, then NLRC may terminate this Agreement by delivering notice to Lessee of NLRC's termination of this Agreement.

21.

Termination by Lessee. Lessee may at any time terminate this Agreement by giving thirty (30) days advance written notice to NLRC. If Lessee terminates this Agreement, Lessee shall perform all obligations and pay all Rental Payments and Royalty payments which accrue or become due before the termination date. During the term of this Agreement, Lessee may at any time surrender any part of the Property, but only on the condition that each surrender shall consist of contiguous parcels of land comprising not less than six hundred forty (640) acres. If Lessee intends to surrender any portion of the Property, it shall notify Owner. Within ten (10) business days after Lessee's delivery of its notice, Lessee shall execute and deliver to NLRC an instrument of surrender of Lessee's right, title and interest in and to the portion of the Property to be surrendered in form acceptable to NLRC and authorized for recording under Nevada law. Lessee's surrender of any portion of the Property shall not discharge or release Lessee from any liability or obligation arising from or relating to Lessee's lease of the surrendered portion of the Property or Lessee's activities on, in or under the surrendered portion of the Property.

22.

Surrender. On expiration of the term of or sooner termination of this Agreement, Lessee shall surrender the Property promptly to NLRC and shall remove from the Property, at Lessee's sole cost, all buildings, structures, and equipment. After termination of this Agreement, Lessee shall have the right to enter on the Property to perform its obligations for compliance with reclamation or restoration of the Property. Lessee shall commence reclamation and restoration of the Property immediately on expiration of or sooner termination of this Agreement in accordance with all applicable Government Regulations Lessee shall diligently perform reclamation and restoration of the Property such that Lessee's reclamation and restoration shall be completed at the earliest possible time, and no later than the date required for completion by any Governmental Entity.

23.

Data. Within thirty (30) days following termination of this Agreement, Lessee shall deliver to NLRC copies of all data regarding the Property in Lessee's possession at the time of termination which before termination have not been furnished to NLRC. Lessee shall have no liability on account of any such information received or acted on by NLRC or any other party to whom NLRC delivers such information.

24.

Confidentiality. The data and information, including the terms of this Agreement, coming into the possession of Lessee by virtue of this Agreement, shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under the laws and regulations of the United States or any state or local government or any country, or under the rules and regulations of any stock exchange on which stock of any party, or the parent or affiliates of any party, is listed. Lessee agrees with respect to any public announcements or disclosures so required, including the announcement of the execution of this Agreement, if any, to inform NLRC of the content of the announcement or disclosure in sufficient time to permit NLRC to jointly or simultaneously make a similar public announcement or disclosure if the other parties so desire, except that in the event any party anticipates selling or assigning all or a portion of its interest or negotiations to procure loans from third parties are undertaken, such party shall have the right to furnish information to the party to which such conveyance or assignment is anticipated or with whom such negotiations for loans are undertaken, upon obtaining from such party an agreement to hold confidential any information so furnished.

25.

Force Majeure. The respective obligations of either party, except Lessee's obligations under Sections 6, 8, 9, 11, 12, 13, 14, 16, 19, 20, 22, 23, 24, 26, 35 and 36 of this Agreement, shall be suspended during the time and to the extent that such party is prevented from compliance, in whole or in part, by war or war conditions, actual or potential, earthquake, fire, flood, strike, labor stoppage, accident, riot, unavoidable casualty, act or restraint, present or future, or any lawful authority, statute, act of God, act of public enemy, delays in transportation, or other cause of the same or other character beyond the reasonable control of such party. Lessee's failure to obtain its special use permit for operations on the property shall not constitute an event of force majeure.

26.

Assignment.

26.1

Assignment by Lessee. Lessee may assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (each a "Transfer") all or any part of its interest in this Agreement or the Property, with, in each case, NLRC's prior written consent, which NLRC shall not withhold unreasonably. In its determination of whether to consent to a Transfer, NLRC shall have the right to consider, among other things the financial condition, geothermal resource project development and operating experience, litigation history, regulatory history and technical expertise and experience of the proposed assignee. The transfer by the owner or owners of Lessee as of the Effective Date of a controlling interest in Lessee, whether in a single transaction or in a series of transactions, shall constitute an assignment for purposes of this Section. Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

26.2

Assignment by NLRC. Subject to the provisions of this Section, NLRC shall have the right to assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property. No change in ownership of NLRC's interest in the Property shall affect Lessee's obligations under this Agreement unless and until NLRC delivers and Lessee receives certified copies of instruments recorded or other documents necessary to demonstrate the change in ownership of NLRC's interest. No other type of notice, whether actual or constructive, shall be binding on Lessee. Until Lessee receives NLRC's notice and the documents required to be delivered under this Section, Lessee may continue to make all payments under this Agreement as if the transfer of NLRC's ownership interest had not occurred. No division of NLRC's ownership as to all or any part of the Property shall enlarge Lessee's obligations or diminish Lessee's rights under this Agreement, and Lessee may disregard any such division.

27.

Memorandum Agreement. Upon the execution of this Agreement, the parties shall execute and deliver a short form of this Agreement which shall be recorded in the office of the recorder of each county in which all or part of the Property is located. The execution and recording of the memorandum of agreement shall not limit, increase or in any manner affect any of the terms of this Agreement, or any rights, interest or obligations of the parties.

28.

Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

If to NLRC:

Nevada Land & Resource Company, LLC

3264 Goni Road, Ste. 153

Carson City, NV 89706

If to Lessee :

Noramex Corporation

Ste 900-409 Granville St.

Vancouver, BC, V6C 1T2

29.

Binding Effect of Obligations. Subject to the provisions of Section 27, this Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

30.

Whole Agreement. The parties agree that the whole agreement between them is written in this Agreement and in a memorandum of agreement of even date which is intended to be recorded. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement maybe amended or modified only by an instrument in writing, signed by the parties with the same formality as this Agreement.

31.

Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, Reno, Nevada.

32.

 Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

33.

 Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any law of the United States or any state, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

34.

Time of Essence. Time is of the essence in the performance of all obligations of the parties under this Lease.

35.

 Release Instrument. Within ten (10) days after the expiration or earlier termination of this Agreement, Lessee shall execute, acknowledge and deliver to NLRC an instrument of release by which Lessee releases all of its rights under this Agreement and conveys to NLRC all of Lessee's right, title and interest in and to the property free and clear of any burdens, claims, encumbrances or liens created by, through or under Lessee.

36.

 Brokers. Each party warrants that it has had no dealings with any real estate broker or agent in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any brokerage or finder's fee is due in connection with this Agreement.

The parties have executed this Agreement effective as of the Effective Date.

Nevada Land and Resource Company, LLC, a

Delaware Limited Liability Company

By

/s/ Dorothy Timian-Palmer

Dorothy Timian-Palmer, Chief

Operating Officer

Noramex Corporation

By

/s/ Brian Fairbank

Brian Fairbank, President

STATE OF NEVADA,

)

ss.

COUNTY OF CARSON CITY.

)

This Geothermal Lease Agreement was acknowledged before me on April 3, 2003, by Dorothy Timian-Palmer, as Chief Operating Officer of Nevada Land & Resource Company, LLC.

             /s/ Deanne Newman

Notary Public

STATE OF NEVADA

)

Notary Public-State of Nevada

ss.

COUNTY OF CARSON CITY

COUNTY OF CARSON CITY

)

Deanne Newman

My Appointment Expires Feb 16, 2007

This Geothermal Lease Agreement was acknowledged before me on March 31, 2003, by Brian Fairbanks as President of Noramex Corporation.

             /s/ Gregory C. Smith

Notary Public

A Notary Public in and for

the province of British Columbia

GREGORY C. SMITH

BARRISTER & SOLICITOR

ROBSON COURT

1000-840 HOWE STREET

VANCOUVER, B.C. V6Z-2M1

(604) 687-2242

Exhibit A

Property Description

County APN Acreage Section Township Range
05-341-06 638.80 01 36N 34E
05-341-11 640.00 11 36N 34E
05-341-18 640.00 13 36N 34E
05-341-31 640.00 25 36N 34E